WhiteClouds Inc.
Balance Sheet
December 31, 2019

ASSETS

Current Assets		
Regular Checking Account	21,118.19	
Accounts Receivable	169,576.97	
Other Receivables	17,000.00	
Raw Materials Inventory	4,961.79	
Inventory in 660Pro	34,735.00	
Utility Deposits	5,094.00	
Total Current Assets		252,485.95
Property and Equipment		
Furniture and Fixtures	180,130.61	
Equipment	2,791,940.02	
Software	94,292.38	
Licensing Fees	62,551.00	
Leasehold Improvements	18,724.21	
Accum. Depreciation-Furniture	(119,548.52)	
Accum. Depreciation-Equipment	(1,369,178.13)	
Accum. Depreciation-Software	(94,292.39)	
Accum. Depreciation-Lease Equi	(933,200.14)	
Accum. Depreciation - Leasehol	(6,676.28)	
Accum. Amortiz. - Org. Costs	(9,504.41)	
Accum. Amortiz. - Licensing	(25,020.44)	
Accum. Amortiz. - Patent	(2,744.61)	
Accum Amortiz - Goodwill	(340,870.28)	
Total Property and Equipment		246,603.02
Other Assets		
Deposits	11,147.50	
Organization Costs	20,366.42	
Goodwill	853,420.00	
Patent - Medical Hinge & Slice	18,297.00	
Total Other Assets		903,230.92
Total Assets		1,402,319.89

LIABILITIES AND CAPITAL

Current Liabilities		
Accounts Payable	901,497.99	
Company Credit Card	208,546.05	
Harper Loan	1,033,128.29	
Ropelato Loan	727,540.44	
Prepaid Medical Income	17,500.00	
Accrued Payroll	54,473.94	

WhiteClouds Inc.
Balance Sheet
December 31, 2019

Federal Payroll Taxes Payable	327,318.20	
State Payroll Taxes Payable	43,227.57	
Garnishments Payable	440.84	
Employee HSA	370.00	
Utah Sales T/Use Tax Payable	926.62	
Total Current Liabilities		3,314,969.94
Long-Term Liabilities		
Lease Payables - LongTerm	63,861.49	
Convertible Notes	4,845,000.00	
Total Long-Term Liabilities		4,908,861.49
Total Liabilities		8,223,831.43
Capital		
Common Stock	1,759,271.03	
Paid-in Capital	2,967,019.33	
Retained Earnings	(10,498,838.80)	
Net Income	(1,048,963.10)	
Total Capital		(6,821,511.54)
Total Liabilities & Capital		1,402,319.89